The Company is an integrated energy company in Argentina mainly participating in the oil and gas production and electricity generation businesses.

Through its own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, the Company operates its businesses through following reportable segments:

●	Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interests in PECSA;

●	Electricity Generation, principally consisting of our direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III, IV and VI wind farms;

●	Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in Argentina; and

●	Holding, Transportation and Others, principally consisting of our interests in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, as well as the stake in VMOS and OCP.

The Company manages its operating segments based on its individual net result in U.S. dollars.

Three-month period ended March 31, 2025 compared to the Three-month period ended March 31, 2024

Oil and Gas Segment

	Oil and Gas (in millions of U.S.$)
	For the three-month period ended
	March 31, 2025	March 31, 2024	Variation	%
Revenue	146	150	(4)	(3%)
Cost of sales	(118)	(99)	(19)	19%
Gross profit	28	51	(23)	(45%)

Selling expenses	(17)	(13)	(4)	31%
Administrative expenses	(21)	(18)	(3)	17%
Other operating income and expenses, net	1	9	(8)	(89%)
Operating (loss) income	(9)	29	(38)	(131%)

Financial costs	(25)	(26)	1	(4%)
Other financial results	(4)	(4)	-	-
Financial results, net	(29)	(30)	1	(3%)
Loss before income tax	(38)	(1)	(37)	3,700%

Income tax	(11)	49	(60)	(122%)
(Loss) Profit of the period	(49)	48	(97)	(202%)

Owners of the company	(49)	48	(97)	(202%)

Revenue

Revenue from our oil and gas segment decreased 3%, to U.S.$146 million for the three-month period ended March 31, 2025, compared to U.S.$150 million for the three-month period ended March 31, 2024. This decrease is primarily attributable to lower gas prices in sales to Chile and industrial sectors and, to a lesser extent, reduced crude oil sales volumes.

The average sale price for gas was U.S.$2.99/MBTU for the three-month period ended March 31, 2025, 6% lower than U.S.$3.05/MBTU recorded in the three-month period ended March 31, 2024. The average sale price for oil was U.S.$69/bbl for the three-month period ended March 31, 2025, remaining essentially unchanged from the corresponding period in 2024.

The following table shows our production and sales for the oil and gas segment for the periods shown:

	For the three-month period ended
	March 31, 2025	March 31, 2024
Production
Oil (k bbl/day)	3.2	4.3
Gas (k m3/day)	11.8	11.7
Total (k boe/day)	72.7	73.1
Sales
Oil (k bbl/day)	0.0	0.0
Gas (k m3/day)	11.9	11.9
Total (k boe/day)	73.6	74.2

Cost of Sales

The cost of sales from our oil and gas segment increased by 19%, to U.S.$118 million for the three-month period ended March 31, 2025, from U.S.$99 million for the three-month period ended March 31, 2024. The variation is mainly due to higher lifting cost, cost from sale of crude oil stock, and property, plant and equipment depreciation.

Gross Profit

Gross profit from our oil and gas segment decreased by 45%, from U.S.$51 million in the three-month period ended March 31, 2024, to U.S.$28 million for the three-month period ended March 31, 2025. This variation is explained by higher costs and lower average gas sale prices, which were partially offset by higher crude oil volumes sold.

Additionally, the gross margin on sales decreased to 19% in the three-month period ended March 31, 2025, compared to 34% for the three-month period ended March 31, 2024.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$17 million for the three-month period ended March 31, 2025, compared to U.S.$13 million for the same period in 2024 due to increased gas transportation expenses mainly explained by higher gas production from Sierra Chata block.

Administrative Expenses

Administrative expenses from our oil and gas segment increased to U.S.$21 million for the three-month period ended March 31, 2025, compared to U.S.$18 million for the three-month period ended March 31, 2024 due to increased labor cost and fees and remuneration for services.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded gains of U.S.$1 million for the three- month period ended March 31, 2025, compared to U.S.$9 million for the three-month period ended March 31, 2024, mainly due to lower commercial interests and GasAr Plan income.

Operating Income

The operating income from our oil and gas segment decreased by U.S.$38 million (131%) to a U.S.$9 million loss for the three-month period ended March 31, 2025 compared to a U.S.$29 million gain for the three-month period ended March 31, 2024.

The operating margin in relation to sales for the three-month period ended March 31, 2025, decreased to a loss of 6% compared to a gain of 19% for the three-month period ended March 31, 2024.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$29 million loss for the three-month period ended March 31, 2025, compared to a U.S.$30 million loss for the three-month period ended March 31, 2024. The main components contributing to the net financial results remained consistent across both periods.

Income Tax

Our oil and gas segment recorded an income tax charge of U.S.$11 million for the three-month period ended March 31, 2025, compared to a tax benefit of U.S.$49 million for the three-month period ended March 31, 2024, mainly related to the non-cash credit on deferred income tax due to an inflation higher than the Peso devaluation for the three-month period ended March 31, 2024.

Profit of the period

As a result of the foregoing, our oil and gas segment recorded a loss of U.S.$49 million for the three-month period ended March 31, 2025, compared a profit of U.S.$48 million for the three-month period ended March 31, 2024, both of which were entirely attributable to the owners of the Company.

Generation Segment

	Generation (in millions of U.S.$)
	For the three-month period ended
	March 31, 2025	March 31, 2024	Variation	%
Revenue	195	154	41	27%
Cost of sales	(103)	(77)	(26)	34%
Gross profit	92	77	15	19%

Selling expenses	(1)	(1)	-	-
Administrative expenses	(11)	(13)	2	(15%)
Other operating income and expenses, net	5	14	(9)	(64%)
Share of profit from joint ventures	13	21	(8)	(38%)
Impairment of financial assets	-	(34)	34	100%
Operating income	98	64	34	53%

Financial income	6	1	5	500%
Financial costs	(12)	(17)	5	(29%)
Other financial results	31	53	(22)	(42%)
Financial results, net	25	37	(12)	(32%)
Profit before income tax	123	101	22	22%

Income tax	2	97	(95)	(98%)
Profit of the period	125	198	(73)	(37%)

Owners of the company	124	197	(73)	(37%)
Non - controlling interest	1	1	-	-

Revenue

Revenue from our generation segment increased by U.S.$41 million, amounting to U.S.$195 million in the three-month period ended March 31, 2025, compared to U.S.$154 million in the three-month period ended March 31, 2024.

This increase is mainly explained by an increase in renewable generation due to the gradual commissioning of PEPE VI during 2024 and higher spot energy prices, supported by successive increases that outpaced the devaluation of the Peso.

Power generation during the three-month period ended March 31, 2025 increased by 3%, to 4,795 GWh compared to 4,678 GWh for the three-month period ended March 31, 2024, mainly due to higher dispatch of our thermal units and an increase in wind generation, partially offset by a decrease in hydroelectric generation.

The following table shows net power generation and installed capacity for our power generation plants:

	For the three-month period ended
	March 31, 2025		March 31, 2024
	Net generation	Installed capacity (In Mw)	Net generation	Installed capacity (In Mw)
	(In GWh)		(In GWh)
Hydroelectric	485	938	683	938
Wind	418	427	244	206
Thermal	3,892	4,106	3,751	4,107
Total	4,795	5,471	4,678	5,251

Cost of Sales

Cost of sales increased by 34% to U.S.$103 million for the three-month period ended March 31, 2025, compared to U.S.$77 million for the three-month period ended March 31, 2024, mainly explained by higher depreciation of property, plant and equipment, gas and electricity transportation costs, and maintenance expenses.

Gross Profit

Gross profit from our generation segment increased by 19%, to U.S.$92 million for the three-month period ended March 31, 2025, compared to U.S.$77 million for the three-month period ended March 31, 2024.

The gross margin as a percentage of sales decreased to 47% for the three-month period ended March 31, 2025, compared to 50% for the same period in 2024.

Selling Expenses

Selling expenses from our generation segment remained constant at U.S.$1 million for the three-month periods ended March 31, 2025 and 2024.

Administrative Expenses

Administrative expenses from our generation segment decreased to U.S.$11 million for the three-month period ended March 31, 2025, compared to U.S.$13 million for the three-month period ended March 31, 2024, mainly explained by lower labor costs and taxes.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment decreased to a U.S.$5 million gain for the three-month period ended March 31, 2025, compared to a U.S.$14 million gain for the three-month period ended March 31, 2024. This variation is primarily attributed to lower overdue interests from CAMMESA due to the drop in CAMMESA’s days sales outstanding ratio, partially offset by higher insurance recoveries.

Share of profit from joint ventures

The share profit from joint ventures from our generation segment amounted to U.S.$13 million for the three-month period ended March 31, 2025, compared to U.S.$21 million for the three-month period ended March 31, 2024. This variation is explained by lower income tax benefit, partially offset by higher operating income and lower financial interest expenses.

Impairment of financial assets

No impairment was recorded in our generation segment for the three-month period ended March 31, 2025, while an impairment of financial assets of U.S.$34 million was recorded for the three-month period ended March 31, 2024. This impairment is explained by the agreement entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of unpaid economic transactions in the wholesale electricity market, including: (i) the December 2023 and January 2024 transactions that were settled with sovereign bonds valued at U.S.$0.65 per U.S. dollar of face value in the domestic market; and (ii) the February 2024 transaction that was settled in cash.

Operating Income

Operating income from our generation segment increased by U.S.$34 million (53%), to U.S.$98 million for the three-month period ended March 31, 2025, compared to U.S.$64 million for the three-month period ended March 31, 2024. This variation is mainly attributable to the increase in gross profit and the impairment in CAMMESA’s receivables described above, recorded in 2024. These effects were partially offset by the decrease in CAMMESA’s commercial interests and the share of profit from joint ventures.

The operating margin in relation to sales for the three-month period ended March 31, 2025, increased to 50% compared to a 42% for the three-month period ended March 31, 2024.

Financial Results, net

Financial results, net, amounted to a U.S.$25 million gain for the three-month period ended March 31, 2025, compared to U.S.$37 million gain for the three-month period ended March 31, 2024. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, partially offset by lower financial interest expenses in line with lower Peso denominated debt stock and lower foreign currency exchange differences losses over the monetary position in Pesos.

Income Tax

The generation segment recorded an income tax benefit of U.S.$2 million for the three-month period ended March 31, 2025, compared to a tax benefit of U.S.$97 million for the three-month period ended March 31, 2024. The variation is mainly related to non-cash credit on deferred income tax due to an inflation higher than the Peso devaluation for the three-month period ended March 31, 2024.

Profit of the period

As a result of the foregoing, the generation segment recorded a U.S.$125 million profit for the three-month period ended March 31, 2025, of which U.S.$124 million were attributable to the owners of the Company, compared to U.S.$198 million profit for the three-month period ended March 31, 2024, of which U.S.$197 million were attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the three-month period ended
	March 31, 2025	March 31, 2024	Variation	%
Revenue	92	120	(28)	(23%)
Cost of sales	(90)	(108)	18	(17%)
Gross profit	2	12	(10)	(83%)

Selling expenses	(3)	(2)	(1)	50%
Administrative expenses	(2)	(2)	-	-
Other operating income and expenses, net	15	2	13	650%
Operating income	12	10	2	20%

Financial income	27	-	27	100%
Financial costs	-	(1)	1	100%
Other financial results	(1)	-	(1)	(100%)
Financial results, net	26	(1)	27	(2,700%)
Profit before income tax	38	9	29	322%

Income tax	4	2	2	100%
Profit of the period	42	11	31	282%

Owners of the company	42	11	31	282%

Revenue

Revenue from our petrochemicals segment amounted to U.S.$92 million for the three-month period ended March 31, 2025, 23% lower than the U.S.$120 million reported for the three-month period ended March 31, 2024. This variation is mainly due to lower demand for octane and solvents in the domestic market, as well as lower exports of isomerized naptha and, to a lesser extent lower sale volumes from styrene and polystyrene.

Total sold volumes during the three-month period ended March 31, 2025 experienced a 34% decrease compared to the three-month period ended March 31, 2024. This variation is mainly explained by lower local sales from our reforming plant’s derived products, and lower local sale volumes from styrene and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the three-month period ended
	March 31, 2025	March 31, 2024
Reforma	43	77
Styrene & polystyrene	19	23
SBR	11	10
Total	73	110

Cost of Sales

Cost of sales from our petrochemicals segment decreased by 17%, to U.S.$90 million for the three-month period ended March 31, 2025, compared to U.S.$108 million for the three-month period ended March 31, 2024. This variation is mainly due to lower volumes of our reforming plant´s derived products, partially offset by higher raw material prices.

Gross Profit

Our petrochemical segment recorded a gross profit of U.S.$2 million for the three-month period ended March 31, 2025, compared to U.S.$12 million for the same period in 2024, mainly due to lower polystyrene, SBR and styrene margins.

The gross margin on sales reached 2% for the three-month period ended March 31, 2025, compared to 10% for the three-month period ended March 31, 2024.

Selling Expenses

Selling expenses from our petrochemicals segment did not vary significantly, amounting to U.S.$3 million for the three-month period ended March 31, 2025, compared to U.S.$2 million for the three-month period ended March 31, 2024.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary, amounting to U.S.$2 million for both three-month periods ended March 31, 2025 and 2024.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$15 million gain for the three-month period ended March 31, 2025, compared to a U.S.$2 million loss for the three-month period ended March 31, 2024. This variation is mainly explained by the reversal of the customs contingency provision that had been recorded in previous periods, offset by lower gains derived from the settlement of exports at a differential U.S dollar exchange through the Export Increase Program and losses from idle capacity in our reforming plant.

Operating Income

The operating income from our petrochemicals segment did not vary significantly, amounting to U.S.$12 million in the three-month period ended March 31, 2025, compared to U.S.$10 million for the three-month period ended March 31, 2024.

The operating margin in relation to sales for the three-month period ended March 31, 2025, increased to 13% compared to 8% for the three-month period ended March 31, 2024.

Financial Results, Net

Our petrochemicals segment recorded a U.S.$26 million gain for financial results, net for the three-month period ended March 31, 2025, compared to a U.S.$1 million loss for the three-month period ended March 31, 2024. This variation is mainly explained by the reversal of the customs contingency provision accrued interests that had been recorded in previous periods.

Income Tax

The petrochemicals segment recorded an income tax benefit of U.S.$4 million for the three-month period ended March 31, 2025, compared to a U.S.$2 million tax charge for the same period in 2024.

Profit of the period

The petrochemicals segment recorded a profit of U.S.$42 million for the three-month period ended March 31, 2025, compared to U.S.$11 million for the three-month period ended March 31, 2024, both of which were entirely attributable to the owners of the Company.

Holding, Transportation and Others Segment

	Holding, transportation and others (in millions of U.S.$)
	For the three-month period ended
	March 31, 2025	March 31, 2024	Variation	%
Revenue	7	3	4	133%
Gross profit	7	3	4	133%

Administrative expenses	(9)	(8)	(1)	13%
Other operating income and expenses, net	(11)	(21)	10	(48%)
Share of profit from joint ventures and associates	33	40	(7)	(18%)
Profit from sale of companies’ interest	-	2	(2)	100%
Operating income	20	16	4	25%

Financial income	-	2	(2)	100%
Financial costs	(4)	(10)	6	(60%)
Other financial results	11	3	8	267%
Financial results, net	7	(5)	12	(240%)
Profit before income tax	27	11	16	145%

Income tax	9	-	9	100%
Profit of the period	36	11	25	227%

Owners of the company	36	11	25	227%

Revenue

Revenue from our holding, transportation and others segment increased by 133% to U.S.$7 million in the three-month period ended March 31, 2025 compared to U.S.$3 million for the three-month period ended on March 31, 2024, mainly explained by higher advisory services provided to related companies.

Gross Profit

Our holding, transportation and others segment recorded a gross profit of U.S.$7 million in the three-month period ended March 31, 2025 compared to U.S.$3 million for the three-month period ended on March 31, 2024.

Administrative Expenses

Administrative expenses from our holding, transportation and others segment increased to U.S.$9 million for the three-month period ended March 31, 2025, compared to U.S.$8 million for the three-month period ended March 30, 2024, mainly due to lower executive compensation accrual offset by higher personal asset taxes.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding, transportation and others segment recorded a loss of U.S.$11 million for the three-month period ended March 31, 2025, compared to a U.S.$21 million loss for the three-month period ended March 31, 2024. The variation is mainly due to provision for contingencies charges recorded in 2024.

Share of profit from joint ventures and associates

Share of profit from joint ventures and associates from our holding, transportation and others segment amounted to U.S.$33 million for the three-month period ended March 31, 2025, compared to U.S.$40 million for the three-month period ended March 31, 2024. This decrease is primarily attributable to lower profits resulting from the consolidation with OCP results effective as of August 30, 2024, partially offset by higher profits from our stakes in CIESA and Citelec consistent with monthly rate increases received by TGS and Transener in 2025.

Profit from sale of companies’ interest

The profit from sale of companies’ interest from our holding, transportation and others segment amounted to U.S.$2 million for the three-month period ended March 31, 2024 due to the sale of direct interest in TGS.

Operating Income

Operating income from our holding, transportation and others segment amounted to a U.S.$20 million profit for the three-month period ended March 31, 2025, compared to U.S.$16 million gain for the three-month period ended March 31, 2024.

Financial Results, Net

Our holding, transportation and others segment recorded U.S.$7 million financial net gain for the three-month period ended March 31, 2025, compared to U.S.$5 million loss for the three-month period ended March 31, 2024. This variation is mainly due to higher foreign currency net exchange differences gains over the monetary position in Pesos and lower interest costs on fiscal liabilities denominated in Argentine pesos.

Income Tax

The income tax of our holding, transportation and others segment amounted to U.S.$9 million gain for the three-month period ended March 31, 2025, while no charge was recorded for the three-months period ended March 31, 2024.

Profit of the period

Our holding, transportation and others segment recorded a profit of U.S.$36 million for the three-month period ended March 31, 2025, compared to U.S.$11 million for the three-month period ended March 31, 2024, both of which were entirely attributable to the owners of the Company.